Exhibit 99.1

Beamr Helps Businesses Keep Up With AI-Generated Content

Herzliya, IL, April 25, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR) – As AI-generated visual content continues to rapidly increase, businesses are faced with the challenge of optimizing their video content for reduced storage, faster delivery, and better user experiences. Fortunately, companies like Beamr, an innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images, are well-positioned to help businesses overcome these challenges.

According to Sharon Carmel, CEO of Beamr, “We are living in a brave new world, where any video content we can imagine is at our fingertips, merely a prompt and AI-based content generation engine away. With the rise of AI-based content generation platforms like Wochit, Synthesia, Wibbitz, and D-ID, businesses can now create engaging video content quickly and efficiently, at scale.”

However, the proliferation of AI-generated video content also creates the need for optimized storage and bit rates. This is where Beamr comes in. The company’s patented and Emmy Award-winning technology automatically optimizes video content for fast delivery over any network or device, without compromising quality, resolution or standard compliance.

For example, in a recent case study, Beamr was able to reduce the file size of a video generated on the Wochit platform from the original 8.8MB to 5.4MB, offering savings of 38%.

AI-generated video on Wochit platform

Video Optimized by Beamr

Beamr is also preparing to launch a new SaaS platform that leverages NVIDIA’s accelerated video encoding technology to further speed up the video optimization process. Beamr believes that this will give businesses a competitive edge in the rapidly evolving market for AI-generated video content.

For businesses that use Wochit (wochit.ai) to create their videos, Beamr’s technology can be integrated into the delivery process, ensuring that the videos are optimized for fast delivery and high quality. This could allow businesses to stay ahead of the curve in this rapidly evolving market, and keeps their audiences coming back for more.

As the demand for AI-generated video content continues to grow, Beamr believes that its media optimization services will become increasingly important for businesses that want to deliver high-quality image and video content that engages their audience and drives results, ensuring that they stay ahead of the curve in this rapidly evolving market.

For more information on how Beamr can help your business optimize its AI-generated video content, please visit our website or contact us directly.

About Beamr

Beamr NASDAQ:BMR is the world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Beamr’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting Beamr, reference is made to Beamr’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in Beamr’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and Beamr undertakes no duty to update such information except as required under applicable law.

Investor Contact:

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